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SEC FILE NUMBER
8-51043

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Artisan Partners Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

875 E. Wisconsin Avenue, Suite 800
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Klein	414-390-6100	michelle.klein@artisanpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michelle Klein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Artisan Partners Distributors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC LISA MORAN STATE OF WISCONSIN

Signature: Michelle Klein

Title: Chief Financial Officer

Lisa Moran
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51043 FINRA DEC
ARTISAN PARTNERS DISTRIBUTORS LLC
875 E WISCONSIN AVE STE 800
MILWAUKEE, WI 53202-5408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Gaskin 414-299-4029

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Artisan Partners Distributors LLC
(Name of Corporation, Partnership or other organization)

Digitally signed by Gregory K. Ramirez
Date: 2022.02.11 12:24:07 -06'00'
(Authorized Signature)

Gregory K. Ramirez, Chairman and President
(Title)

Dated the 11th day of February, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $N/A	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0015	$0

(to page 1, line 2.A.)

Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2021

Artisan Partners Distributors LLC
Table of Contents
December 31, 2021

pwc

Report of Independent Registered Public Accounting Firm

To Management of Artisan Partners Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artisan Partners Distributors LLC (the "Company") as of December 31, 2021, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 and 6 to the financial statements, the Company has entered into significant transactions with Artisan Partners Holdings LP, a related party.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, IL
February 22, 2022

We have served as the Company's auditor since 1998.

Artisan Partners Distributors LLC
Statement of Financial Condition
December 31, 2021

(expressed in U.S. dollars)

	At December 31, 2021
ASSETS	
Cash	$ 153,233
Due from parent	15,250
Prepaid expenses	279,075
Funds on deposit	28,802
Total assets	**$ 476,360**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 26,520
Member's equity	
Paid-in capital	6,767,945
Accumulated deficit	(6,318,105)
Total member's equity	449,840
Total liabilities and member's equity	**$ 476,360**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Operations
For the Year Ended December 31, 2021

(expressed in U.S. dollars)

	For the Year Ended December 31, 2021
Income	$ —
Expenses	
Registration expenses	341,553
Professional fees	92,365
Marketing and advertising expenses	50,110
Total expenses	484,028
Net loss	**$ (484,028)**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2021

(expressed in U.S. dollars)

		For the Year Ended December 31, 2021
Paid-in-capital		
Balance at beginning of year	$	6,262,576
Capital contributions from Artisan Partners Holdings LP		505,369
Balance at end of year		**6,767,945**
Accumulated deficit		
Balance at beginning of year		(5,834,077)
Net loss		(484,028)
Balance at end of year		**(6,318,105)**
Total Member's equity	**$**	**449,840**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Cash Flows
For the Year Ended December 31, 2021

(expressed in U.S. dollars)

		For the Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(484,028)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Due to/(from) affiliates		(15,250)
Prepaid expenses and funds on deposit		(23,145)
Accounts payable and accrued expenses		1,891
Net cash used in operating activities		(520,532)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from Artisan Partners Holdings LP		505,369
Net cash provided by financing activities		505,369
Net change in cash		(15,163)
Cash, beginning of period	$	168,396
Cash, end of period	**$**	**153,233**

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Operations

Artisan Partners Distributors LLC (the "Company") is a limited liability company organized in the State of Wisconsin. The Company's primary activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"), a family of Securities and Exchange Commission registered mutual funds. The Company may also privately place shares of Artisan Partners Global Funds Plc ("Artisan Global Funds"), a family of Ireland-domiciled funds organized pursuant to the European Union's Undertaking for Collective Investment in Transferable Securities as well as privately place unregistered funds offered and managed by affiliates of the Company. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash

Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit

Prepaid expenses primarily represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2021, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition

The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Artisan Global Funds or unregistered funds. Artisan Funds has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

Note 3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable. Cash transfers made to Holdings that are expected to be repaid by Holdings are recorded as due from parent in the Statement of Financial Condition because the amounts are due on demand and are expected to be settled in cash.

Note 4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these agreements and expects the risk of loss to be remote. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 21% and net capital was in excess of its minimum net capital requirement of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

The Company also is a member of a self-regulatory organization that requires its members to maintain net capital in excess of what is required by the member's primary regulator. The excess net capital figure is determined by the member's membership level. The Company shall monitor its excess net capital requirements in accordance with its membership level and shall obtain capital contributions from Artisan Partners Holdings, as necessary.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2021 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

Artisan Partners Distributors LLC
Supplementary Schedules
December 31, 2021

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1 [A]

Net capital		
Total capital and allowable subordinated liabilities	$	449,840
Deduction of total nonallowable assets		323,127
Net capital before haircuts on securities		126,713
Haircuts on securities		—
Net capital	$	126,713
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	26,520
Total aggregate indebtedness	$	26,520
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	101,713
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	96,713
Percentage of aggregate indebtedness to net capital		21 %

[A] No differences exist between the computation above and the computation included with the filed unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2021.

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3[B]

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.